                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the Month of August, 2004

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                              Form 20-F   X   Form 40-F
                                       -------         --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                            --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                            --------

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes         No   X
                                     -------    -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-       .
                                   -------

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

                        Korea Electric Power Corporation

                         Non-consolidated Balance Sheets

                       June 30, 2004 and December 31, 2003

                                   (Unaudited)

              (In millions of Won and in thousands of U.S. dollars)

                                                          Won                   U.S. dollars
                                               ------------------------   ------------------------
                                                  2004          2003          2004         2003
                                               -----------   ----------   -----------   ----------
          Assets
Property, Plant and Equipment:
   Utility plant                               W37,993,048   37,235,281   $32,965,768   32,308,270
   Less: accumulated depreciation               (8,283,089)  (7,472,373)   (7,187,062)  (6,483,621)
   Less: construction grants                    (2,951,648)  (2,758,789)   (2,561,083)  (2,393,743)
                                               -----------   ----------   -----------   ----------
                                                26,758,311   27,004,119    23,217,623   23,430,906
   Construction in-progress                      2,950,196    2,266,928     2,559,823    1,966,966
                                               -----------   ----------   -----------   ----------
                                                29,708,507   29,271,047    25,777,446   25,397,872
                                               -----------   ----------   -----------   ----------

Investments and others:
   Investment securities                        24,031,361   23,865,370    20,851,507   20,707,479
   Long-term loans                                 153,794      142,368       133,444      123,530
   Long-term other accounts receivable,
      less discount on present value of
      W 6,625 in 2004 and W 35,576 in 2003
      and allowance for doubtful accounts of
      W15,500 in 2004 and 2003                     235,375      213,924       204,230      185,617
   Currency and interest rate swaps                205,585      124,345       178,382      107,892
   Intangibles                                     137,480      144,367       119,288      125,264
   Other non-current assets                        150,571      143,110       130,647      124,174
                                               -----------   ----------   -----------   ----------
                                                24,914,166   24,633,484    21,617,498   21,373,956
                                               -----------   ----------   -----------   ----------

Current assets:
   Cash and cash equivalents                       383,136      366,817       332,439      318,279
   Trade receivables,
      less allowance for doubtful accounts of
      W 30,300 in 2004 and W 27,787 in 2003
                                                 1,405,631    1,501,949     1,219,636    1,303,209
   Other account receivables,
      less allowance for doubtful accounts of
      W14,185 in 2004 and W14,184 in 2003
      and present value discount of W18,229
      in 2004                                      356,927      434,648       309,698      377,135
   Short-term financial instruments                 46,000       61,000        39,913       52,928
   Inventories                                      79,028       78,796        68,571       68,370
   Other current assets                            154,644      121,921       134,182      105,788
                                               -----------   ----------   -----------   ----------
                                                 2,425,366    2,565,131     2,104,439    2,225,709
                                               -----------   ----------   -----------   ----------
      Total assets                             W57,048,039   56,469,662   $49,499,383   48,997,537
                                               ===========   ==========   ===========   ==========

                        Korea Electric Power Corporation

                       June 30, 2004 and December 31, 2003

                                   (Unaudited)

    (In millions of Won and in thousands of U.S. dollars, except share data)

                                                     Won                    U.S. dollars
                                          ------------------------   ------------------------
                                              2004         2003         2004          2003
                                          -----------   ----------   -----------   ----------
Liabilities and Shareholders' Equity
Stockholders' equity:
   Common stock of W 5,000 par value
      Authorized - 1,200,000,000 shares
      Issued and outstanding
         - 640,748,573 shares             W 3,203,743    3,203,743   $ 2,779,820    2,779,820
   Capital surplus                         14,370,357   14,373,779    12,468,857   12,471,826
   Retained earnings
      Appropriated                         19,554,340   17,899,939    16,966,890   15,531,400
      Unappropriated                        1,464,442    2,315,938     1,270,665    2,009,491
   Capital adjustments                       (175,428)    (150,681)     (152,215)    (130,743)
                                          -----------   ----------   -----------   ----------
         Total shareholders' equity        38,417,454   37,642,718    33,334,017   32,661,794
                                          -----------   ----------   -----------   ----------
Long-term liabilities:
   Long-term borrowings                    10,110,053    9,641,037     8,772,279    8,365,326
   Reserve for retirement and severance
      benefit, net                            341,935      316,408       296,690      274,541
   Reserve for self insurance                  87,603       87,926        76,011       76,292
   Currency and interest rate swaps           139,954      178,283       121,435      154,692
   Deferred income tax liabilities          1,492,557    1,462,016     1,295,061    1,268,561
   Other long-term liabilities                461,477      486,981       400,414      422,542
                                          -----------   ----------   -----------   ----------
                                           12,633,579   12,172,651    10,961,890   10,561,954
                                          -----------   ----------   -----------   ----------
Current liabilities:
   Trade payables                           1,142,326    1,256,526       991,172    1,090,261
   Other accounts payable                     493,286      571,772       428,014      496,114
   Short-term borrowings                           --       16,245            --       14,095
   Current portion of long-term debt        3,271,208    4,030,652     2,838,359    3,497,312
   Income tax payable                         442,880      164,170       384,278      142,447
   Accrued expenses                           156,070      146,094       135,419      126,763
   Dividends payable                            1,781        2,324         1,545        2,016
   Other current liabilities                  489,455      466,510       424,689      404,781
                                          -----------   ----------   -----------   ----------
                                            5,997,006    6,654,293     5,203,476    5,773,789
                                          -----------   ----------   -----------   ----------
         Total liabilities                 18,630,585   18,826,944    16,165,366   16,335,743
                                          -----------   ----------   -----------   ----------
Commitments and contingencies

         Total shareholders' equity
            and liabilities               W57,048,039   56,469,662   $49,499,383   48,997,537
                                          ===========   ==========   ===========   ==========

                        Korea Electric Power Corporation

                      Non-Consolidated Statements of Income

     For the three-month and six-month periods ended June 30, 2004 and 2003

                                   (Unaudited)

                 (In millions of Won, except earnings per share)

                                                             2004                       2003
                                                   ------------------------   ------------------------
                                                   three-month    six-month   three-month    six-month
                                                     period        period       period        period
                                                   -----------   ----------   -----------   ----------
Operating revenues:
   Sale of electricity                              W5,261,558   11,114,608    W5,016,238   10,552,070
   Other operating revenues                             51,546       64,695        80,163      156,036
                                                    ----------   ----------    ----------   ----------
                                                     5,313,104   11,179,303     5,096,401   10,708,106
                                                    ----------   ----------    ----------   ----------
Operating expenses:
   Power generation, transmission, distribution        875,235    1,593,881       872,183    1,589,093
   Purchased power                                   3,897,412    8,116,992     3,755,413    7,927,836
   Other operating costs                                51,552       63,504        80,201      155,405
   Selling and administrative expenses                 245,225      467,148       232,532      437,688
                                                    ----------   ----------    ----------   ----------
                                                     5,069,424   10,241,525     4,940,329   10,110,022
                                                    ----------   ----------    ----------   ----------
Operating income                                       243,680      937,778       156,072      598,084
Other income (expenses):
   Interest income                                       9,602       19,546         9,061       19,595
   Interest expense                                   (146,465)    (298,721)     (156,110)    (304,176)
   Gain (loss) on foreign currency transactions
      and translation, net                              53,423      241,433       335,241       50,865
   Donations                                           (64,583)     (70,454)       (5,819)      (7,534)
   Rental income                                        31,011       63,081        29,972       55,845
   Equity income of affiliates                         288,282      991,731       541,170    1,251,307
   Gain on disposal of investments, net                     --        7,472           587       45,214
   Gain (loss) on disposal of utility plant, net           251          742        (1,589)      (5,474)
   Valuation gain on currency and interest
      rate swaps, net                                   23,643       36,846        22,453        5,131
   Other, net                                           12,599        6,446        31,865       45,688
                                                    ----------   ----------    ----------   ----------
                                                       207,763      998,122       806,831    1,156,461
                                                    ----------   ----------    ----------   ----------
Income before income taxes                             451,443    1,935,900       962,903    1,754,545
Income taxes                                           (34,931)    (471,458)     (233,720)    (471,319)
                                                    ----------   ----------    ----------   ----------
Net income                                          W  416,512    1,464,442    W  729,183    1,283,226
                                                    ==========   ==========    ==========   ==========
Earnings per share                                  W      661        2,325    W    1,159        2,032
                                                    ==========   ==========    ==========   ==========

                        Korea Electric Power Corporation

     For the three-month and six-month periods ended June 30, 2004 and 2003

                                   (Unaudited)

            (In thousands of U.S. dollars, except earnings per share)

                                                            2004                     2003
                                                  -----------------------   -----------------------
                                                  three-month   six-month   three-month   six-month
                                                     period       period       period       period
                                                  -----------   ---------   -----------   ---------
Operating revenues:
   Sale of electricity                             $4,565,343   9,643,911    $4,352,484   9,155,809
   Other operating revenues                            44,726      56,135        69,556     135,389
                                                   ----------   ---------    ----------   ---------
                                                    4,610,069   9,700,046     4,422,040   9,291,198
                                                   ----------   ---------    ----------   ---------
Operating expenses:
   Power generation, transmission, distribution       759,423   1,382,977       756,774   1,378,823
   Purchased power                                  3,381,702   7,042,943     3,258,493   6,878,816
   Other operating costs                               44,730      55,101        69,590     134,842
   Selling and administrative expenses                212,777     405,336       201,763     379,773
                                                   ----------   ---------    ----------   ---------
                                                    4,398,632   8,886,357     4,286,620   8,772,254
                                                   ----------   ---------    ----------   ---------
Operating income                                      211,437     813,689       135,420     518,944

Other income (expenses):
   Interest income                                      8,331      16,959         7,862      17,002
   Interest expense                                  (127,085)   (259,194)     (135,453)   (263,927)
   Gain (loss) on foreign currency transactions
      and translation, net                             46,354     209,486       290,882      44,134
   Donations                                          (56,038)    (61,132)       (5,049)     (6,537)
   Rental income                                       26,908      54,734        26,006      48,456
   Equity income of affiliates                        250,136     860,504       469,562   1,085,733
   Gain on disposal of investments, net                    --       6,483           509      39,231
   Gain (loss) on disposal of utility plant, net          218         644        (1,379)     (4,750)
   Valuation gain on currency and interest
      rate swaps, net                                  20,515      31,971        19,482       4,453
   Other, net                                          10,932       5,595        27,649      39,643
                                                   ----------   ---------    ----------   ---------
                                                      180,271     866,050       700,071   1,003,438
                                                   ----------   ---------    ----------   ---------

Income before income taxes                            391,708   1,679,739       835,491   1,522,382

Income taxes                                          (30,310)   (409,074)     (202,794)   (408,954)
                                                   ----------   ---------    ----------   ---------

Net income                                         $  361,398   1,270,665    $  632,697   1,113,428
                                                   ==========   =========    ==========   =========

Earnings per share                                 $     0.57        2.02    $     1.01        1.76
                                                   ==========   =========    ==========   =========

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KOREA ELECTRIC POWER CORPORATION


                                        By: /s/ Lee, Hi-Taek
                                            ------------------------------------
                                        Name: Lee, Hi-Taek
                                        Title: Chief Financial Officer

Date: August 12, 2004